

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

<u>Via U.S. Mail and Facsimile</u>

Daniel Churay, President and CEO
Rex Energy Corporation
476 Rolling Ridge Drive, Suite 300
State College, PA 16801
Facsimile: (814) 278-7286

  Re: **Rex Energy Corporation**
     Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009
     Filed March 3, 2010
     Definitive Proxy Statement on Form 14A
     Filed April 30, 2010
     File No. 001-33610

Dear Mr. Churay:

  We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         H. Roger Schwall
         Assistant Director

CC: Charles L. Strauss
   Fulbright & Jaworski LLP
   Fax: (713) 651-5246